Exhibit 99.1

AVG Announces 2012 Annual General Meeting and Form 20-F Filing

Amsterdam, May 18, 2012 – AVG Technologies N.V. (NYSE: AVG) today announced that the Annual General Meeting of Shareholders of AVG (the AGM) will be held on 27 June 2012 at 10:30 a.m. CET, at the offices of Allen & Overy LLP, Apollolaan 15, 1077 AB Amsterdam in the Netherlands. AVG filed its annual report on Form 20-F for the year ended December 31, 2011 (the Form 20-F) with the U.S. Securities and Exchange Commission (SEC) on 26 April 2012.

The notice and agenda of the AGM, supplementary materials relating to the AGM, and the Form 20-F are all available free of charge at the Investor Relations page of AVG’s website at http://investors.avg.com. The notice and agenda of the AGM (which have been filed with the SEC on a Form 6-K) and the Form 20-F are also available on the SEC’s website at www.sec.gov. Interested parties may request a complimentary paper copy of any of the foregoing documents by contacting AVG’s investor relations department.

About AVG

AVG’s mission is to simplify, optimize and secure the Internet experience, providing peace of mind to a connected world. AVG’s powerful yet easy-to-use software and online services put users in control of their Internet experience. By choosing AVG’s software and services, users become part of a trusted global community that benefits from inherent network effects, mutual protection and support. AVG has grown its user base to 114 million active users as of March 31, 2012 and offers a product portfolio that targets the consumer and small business markets and includes Internet security, PC performance optimization, online backup, mobile security, identity protection and family safety software.

Contacts:

Anne Marie McCauley

Vice President of Investor Relations

415-371-2020

annemarie.mccauley@avg.com

Erica Abrams

The Blueshirt Group for AVG

415-217-5864

erica@blueshirtgroup.com

Matt Hunt

415-489-2194

matt@blueshirtgroup.com